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March 25, 2016

VIA EDGAR

CONFIDENTIAL

Katherine Wray, Attorney-Advisor

Bernard Nolan, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ALJ Regional Holdings, Inc .
Form 10-12B
Filed February 2, 2016
File No. 001-37689

Dear Ms. Wray and Mr. Nolan:

On behalf of ALJ Regional Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its comment letter dated February 29, 2016 relating to the Company’s Registration Statement on Form 10-12B filed on February 2, 2016 (the “Form 10”).

The Company confirms that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company (i) acknowledges that neither (a) the Staff comments nor (b) changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) further acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter is being submitted together with Amendment No. 1 to the Form 10 (the “Amendment”). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page numbers referenced by the Company’s responses relate to the Amendment. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Amendment.

Item 1. Business

Faneuil

Customers, page 2

1.	You disclose that for the fiscal year ended September 30, 2015, Faneuil had one customer that accounted for approximately 34.2% of its net revenue (or approximately 24.4% of your total consolidated net revenue). You disclose further in the first risk factor on page 8 that one contract represented 19.7% of Faneuil’s net revenue (or approximately 14.0% of your total consolidated net revenue) for fiscal 2015. Please tell

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March 25, 2016

us how you determined that any contract(s) with Faneuil’s largest customer and the contract that generated 19.7% of its fiscal 2015 revenues are not required to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company notes its obligations under Item 601(b)(10) of Regulation S-K and respectfully advises the Staff that it believes that it is not required to file as exhibits the contracts referred to in the Staff’s comment.

Under Item 601(b)(10) of Regulation S-K, the Company is required to file as exhibits all contracts that are, among other conditions, (i) not made in the ordinary course of business and (ii) material to the Company’s business.

Faneuil’s largest customer, which as disclosed in the Form 10 accounted for approximately 34.2% of Faneuil’s net revenue for fiscal year 2015, is a state agency. Faneuil supports both manual and electronic tolling operations for this customer under two separate contracts. Faneuil’s largest single contract, which as disclosed in the Form 10 accounted for approximately 19.7% of Faneuil’s net revenue for fiscal year 2015, is with this same customer for the provision of manual toll collection services.

Accordingly, the Company believes that each of these contracts is of the type that ordinarily accompanies the kind of business conducted by Faneuil, specifically manual and electronic tolling operations and customer service support. As such, pursuant to Item 601(b)(10)(ii) of Regulation S-K, the Company believes that these contracts are deemed to have been made in the ordinary course of business and need not be filed.

The Company acknowledges that there are four enumerated categories of contracts set forth in Item 601(b)(10)(ii)(A)-(D) of Regulation S-K that must be filed even if made in the ordinary course of business, including contracts upon which the Company’s business is substantially dependent. The Company respectfully advises the Staff that it believes that none of these contracts fall within these enumerated categories. Specifically, with regards to Item 601(b)(10)(ii)(B) of Regulation S-K, the Company does not believe that any of these contracts are ones upon which the Company’s business is substantially dependent. The largest of these contracts comprises only 14.0% of the Company’s total consolidated net revenue, and Faneuil provides similar manual and electronic tolling operations support for at least eight other customers.

Item 1A. Risk Factors

Risks Related to our Business Generally and our Common Stock, page 14

2.	We note that your officers and directors as a group own 50.36% of your outstanding common stock. Please revise to address any significant risks posed by this concentration of ownership.

Response: To address the Staff’s comment, the Company has included on page 17 of the Amendment the following risk factor regarding the risks posed by our concentration of ownership:

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

Our executive officers and directors and their affiliated entities together beneficially own a majority of our outstanding common stock and our Executive Chairman owns 40.04% of our

March 25, 2016

outstanding common stock. As a result, these stockholders, if they act together or in a block, could have significant influence over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions, even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

3.	Please tell us what consideration you gave to including a risk factor that discusses the dilution to shareholders that would result from future equity offerings, including the effects of issuance of your authorized preferred stock.

Response: To address the Staff’s comment, the Company has included on page 18 of the Amendment the following risk factor regarding risks associated with the dilution to shareholders that would result from future equity offerings:

Your share ownership may be diluted by the issuance of additional shares of our common or preferred stock in the future.

Your share ownership may be diluted by the issuance of additional shares of our common or preferred stock or securities convertible into common or preferred stock in the future. As of December 31, 2015, a total of 2,284,000 shares of our common stock are issuable pursuant to vested and outstanding options issued by us at a weighted-average exercise price of $2.15. It is probable that options to purchase our common stock will be exercised during their respective terms if the fair market value of our common stock exceeds the exercise price of the particular option. If the stock options are exercised, your share ownership will be diluted.

In addition, our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common or preferred stock. The issuance of any additional shares of common stock or preferred stock or securities convertible into, exchangeable for or that represent the right to receive common or preferred stock or the exercise of such securities could be substantially dilutive to shareholders of our common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current shareholders. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur. We cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 18

4.	Please consider expanding your overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating performance. Refer to Section III.A of SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

March 25, 2016

Response: The Company acknowledges the Staff’s comment and has expanded the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 19 of the Amendment (“MD&A”) to (i) include significant matters on which its management focuses in evaluating its financial condition and operating performance and (ii) provide a context for the discussion and analysis of the financial statements pursuant to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Item 5. Directors and Executive Officers, page 31

5.	You disclose in this section that your Executive Chairman, Mr. Ravich, also serves as Group Managing Director of The TCW Group and that your CFO, Mr. Christ, also serves as Executive Vice President of Aristotle Inc. In light of your executive officers’ other business commitments, please indicate in an appropriate place in the filing the number of hours per week that each officer devotes to your operations. Please also consider including risk factor disclosure that addresses limitations on the time and attention these executive officers are able to devote to the company, and possible conflicts of interest faced by management as a result of these activities, in each case to the extent they pose significant risks to the company.

Response: The Company would like to respectfully advises the Staff that given our officers’ other obligations, the Company does not view it is appropriate to provide an exact number of hours per week that each officer devotes to the Company’s operations. The Company does believe that its officers devote sufficient amounts of time to the Company’s operations. The Company does acknowledge the Staff’s comment and has included on page 15 of the Amendment the following risk factor regarding risks associated with our executive officers’ outside business interests:

Some of our officers do not devote all of their time to us because of outside business interests, which could impair our ability to implement our business strategies and lead to potential conflicts of interest.

Jess Ravich, our Executive Chairman, is also the Group Managing Director of The TCW Group, an asset management firm. T. Robert Christ, our Chief Financial Officer, is also the Executive Vice President of Aristotle Inc., a political software company and age and identity verification company. While we believe that Messrs. Ravich and Christ are able to devote sufficient amounts of time to our business, the fact that Messrs. Ravich and Christ have outside business interests could lessen their focus on our business, and jeopardize our ability to implement our business strategies.

Additionally, some of our officers, in the course of their other business activities, may become aware of investments, business or other information which may be appropriate for presentation to us as well as to other entities to which they owe a fiduciary duty. They may also in the future become affiliated with entities that are engaged in business or other activities similar to those we intend to conduct. As a result, they may have conflicts of interest in determining to which entity particular opportunities or information should be presented. If, as a result of such conflict, we are deprived of investments, business or information, the execution of our business plan and our ability to effectively compete in the marketplace may be adversely affected.

6.	For each of your directors, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the decision that he or she is suited to serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

March 25, 2016

Response: To address the Staff’s comment, the Company has included on page 38 of the Amendment the following discussion of the specific experience, qualifications, attributes or skills that led to the decision that each director is qualified to serve as a director of the Company (additions in bold and underlined text):

Jess M. Ravich. Mr. Ravich has served as a director of the Company since June 26, 2006 and the Chairman of the Board of Directors since August 31, 2006 and has served as the Executive Chairman and senior executive officer of the Company since February 20, 2013. Mr. Ravich joined The TCW Group as Group Managing Director in December 2012. Prior to that, Mr. Ravich was Managing Director at Houlihan Lokey since December 2009. Prior to that, Mr. Ravich was Chairman and Chief Executive Officer of Libra Securities, LLC (“Libra Securities”), a Los Angeles-based investment banking firm that focused on capital raising and financial advisory services for middle market corporate clients and the sales and trading of debt and equity securities for institutional investors. Prior to founding Libra Securities in 1991, Mr. Ravich was an Executive Vice President at Jefferies & Co., Inc. and a Senior Vice President at Drexel Burnham Lambert. Mr. Ravich has served on the Board of Directors of Cherokee Inc. (Nasdaq GS: CHKE) since May 1995 and as Chairman of the Board of Directors of Cherokee Inc. since January 2011. Mr. Ravich has also served on the Board of Directors of A-Mark International since 2014 and Unwired Planet since November 2015. In addition to his professional responsibilities, Mr. Ravich has also served on the Undergraduate Executive Board of the Wharton School and the Board of Trustees of the Archer School for Girls. Mr. Ravich has both a B.S and M.S. from the Wharton School and a J.D. from Harvard University. Among other qualifications, Mr. Ravich brings to the Board executive leadership experience, experience serving on the board of a public company, extensive financial expertise and a financial services industry background.

Hal G. Byer. Mr. Byer has served as a director of the Company since January 30, 2003. Mr. Byer joined Houlihan Lokey as a Senior Vice President in their Financial Sponsors Coverage Group in December 2009. From May 2001 to November 2009, Mr. Byer was a Senior Vice President of Libra Securities, a broker-dealer registered with the Securities and Exchange Commission and an NASD member. From 1995 to 2003, Mr. Byer was Chief Executive Officer of Byer Distributing Co., a snack food distribution company. From 2000 to 2003, Mr. Byer was also the Chief Operating Officer of eGreatcause.com, an internet start-up involved in fundraising for charitable and non-profit organizations that is no longer active. Mr. Byer brings to the board executive leadership experience, financial expertise and a background in corporate strategy and operations.

Robert Scott Fritz. Mr. Fritz has served as a director of the Company since January 30, 2003. Since May 1982, Mr. Fritz has served as the President of Robert Fritz and Sons Sales Company, a food broker and paper distributor that he owns in New Jersey. Mr. Fritz holds a B.S. in Business from Fairleigh Dickinson University. Mr. Fritz brings to the Board executive leadership experience, along with financial expertise and industry knowledge.

Rae Ravich. Ms. Ravich has served as a director of the Company since June 4, 2014. Ms. Ravich is an Associate in the direct lending group at TCW Financial Planning LLC. Previously, Ms. Ravich was a Financial Analyst at Houlihan Lokey, which she joined in July 2013. Ms. Ravich has dual B.S. degrees from the Wharton School and the Nursing School at the University of Pennsylvania. Ms. Ravich is the daughter of Jess Ravich, the Company’s Executive Chairman. Ms. Ravich brings to the Board her experience and background in the financial services industry.

John Scheel. Mr. Scheel has served as a director of the Company since September 13, 2006. From August 31, 2006 to February 20, 2013, Mr. Scheel was the President and Chief

March 25, 2016

Executive Officer of the Company. Mr. Scheel is a principal of and also currently serves as the Chief Operating Officer of Pinnacle Steel, and pursuant to a management agreement, he served as the plant manager for the Company’s former subsidiary Kentucky Electric Steel’s (“KES”) steel mini-mill in Ashland, Kentucky (the “Mill”) and managed the operations of KES on our behalf from January 2004 until its sale to Optima on February 5, 2013. Following such sale, Mr. Scheel not only has continued to manage the Mill for Optima as its general manager, but also managed the melt shop and caster for Warren Steel Holdings EAF in Warren, Ohio, which is also managed by Optima. Prior to joining Pinnacle, Mr. Scheel held various positions of increased responsibility at AK Steel, Nucor Corporation and Birmingham Steel Management. Mr. Scheel holds both B.S. and M.S. degrees in Metallurgical Engineering from Purdue University and a Master of Business Administration in Finance and International Business from Xavier University. Mr. Scheel’s executive management experience and expertise in the manufacturing industry provides valuable insight to our Board in evaluating potential acquisitions and operating our subsidiaries.

Anna Van Buren. Ms. Van Buren has served as a director of the Company since November 2013. Ms. Van Buren was appointed President and Chief Executive Officer of Faneuil, in April 2009, after previously serving as President and Chief Operating Officer from 2007 to 2009, as Vice President and Managing Director of Faneuil’s Government Services Division from 2005 to 2007, and as its Vice President of Business Development from 2004 to 2005. Prior to her association with Faneuil, Ms. Van Buren founded Capital Initiatives, a consulting service for clients seeking visibility among federal lawmakers with the objective of encouraging legislative action, and operated numerous government services and marketing companies. Ms. Van Buren has served in leadership roles for many civic and business organizations including chairmanship of the United Way of the Virginia Peninsula, the Peninsula Chamber of Commerce and the NASA Aeronautics Support Team. She is the recipient of numerous awards including the Women in Business Achievement Award by Inside Business Magazine, the Presidential Citizenship Award from Hampton University and the NCCJ Humanitarian Award. Ms. Van Buren holds a degree from Hollins University and the University of Virginia Executive School. Ms. Van Buren brings to the Board extensive executive leadership experience and deep industry expertise.

Michael Borofsky. Mr. Borofsky has served as a director of the Company since September 27, 2013. Mr. Borofsky is Senior Vice President of MacAndrews & Forbes. Prior to joining MacAndrews & Forbes in 2003, Mr. Borofsky was with the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, where he specialized in mergers & acquisitions, and before that he was an analyst at Goldman Sachs. Mr. Borofsky has a B.A. from Yale University and a J.D. from Columbia University School of Law. Mr. Borofsky brings to the Board a valuable perspective due to his dual background in business and law.

Marc Reisch. Mr. Reisch was appointed Chairman of Phoenix in August 2015 and has served as a director of the Company since that time. Mr. Reisch has served as Chairman of the Board, Chief Executive Officer and President of Visant and Visant Holding Corp. from October 2004 to November 2015. Prior to joining Visant, he served as Senior Advisor to Kohlberg Kravis Roberts & Co. and has over 35 years of experience in the printing and publishing industries. Mr. Reisch holds a Bachelor of Science Degree and a Master of Business Administration degree from Cornell University. Mr. Reisch brings to the Board extensive executive leadership experience and deep industry expertise.

Margarita Paláu Hernández. Ms. Paláu Hernández has served as a director of the Company since November 25, 2015. Ms. Paláu Hernández is a Principal and Founding Partner of Hernández Ventures, a privately held entity engaged in the acquisition and management of a variety of business interests. She has served in this capacity since 1988. Prior to founding Hernández Ventures, Ms. Paláu Hernández was an attorney with the law firm of McCutcheon,

March 25, 2016

Black, Verleger & Shea, where she focused on domestic and international business and real estate transactions. Ms. Paláu Hernández has a B.A. from University of San Diego and a J.D. from UCLA School of Law. Ms. Paláu Hernández brings to the Board her experience as the founder of a business and her background in law.

Item 6. Executive Compensation, page 34

7.	Please ensure that you have filed as exhibits to your filing all management contracts with your named executive officers, as called for by Item 601(b)(10)(iii)(A) of Regulation S-K. In this regard, we note that the employment agreement with Mr. Chesin described in this section is not filed as an exhibit.

Response: The Company notes its obligation under Item 601(b)(10)(iii)(A) of Regulation S-K and respectfully advises the Staff that it believes that it has filed all management contracts with its named executive officers. Pursuant to Item 402(m)(2) of Regulation S-K, the Company’s named executive officers include the Company’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the last completed fiscal year, which are Jess Ravich, Anna Van Buren and Marc Reisch. T. Robert Christ, the Company’s Chief Financial Officer, and Steve Chesin, the President and Chief Executive Officer of the Company’s subsidiary, Carpets, are included in our disclosures in their capacities as key employees. The Company has revised the summary compensation table and other references to named executive officers in the Amendment to make clear that Mr. Ravich, Ms. Van Buren and Mr. Reisch are our named executive officers and Mr. Christ and Mr. Chesin are key employees. The only management contracts that the Company has entered into with its named executive officers are those with Ms. Van Buren and Mr. Reisch, which have been filed as exhibits to our original filing.

8.	You report Mr. Ravich’s executive compensation for the year ended September 30, 2014, as a stock award because he elected to take his full salary in the form of stock instead of cash. Please revise to report this compensation as salary in the table. Refer to Instruction 2 to Item 402(n)(2)(iii) of Regulation S-K. Furthermore, reconcile Mr. Chesin’s salary figures in the table with your disclosure in the second paragraph, last sentence, on page 36.

Response: To address the Staff’s comment, the Company has included on page 41 of the Amendment a revised summary compensation table and narrative disclosure to the summary compensation table.

9.	We note that Ms. Van Buren received compensation for her services as a director. Please reconcile the amount reported in the table for 2015 with your disclosure in the first paragraph, last sentence, on page 36. Furthermore, revise your narrative disclosure to account for the compensation reported in the table for 2014.

Response: To address the Staff’s comment, the Company has included on page 41 of the Amendment a revised summary compensation table and narrative disclosure to the summary compensation table.

10.	We refer to your tabular disclosure of the stock and option awards granted to Ms. Van Buren, Mr. Chesin, and Mr. Reisch during your fiscal years 2014 and 2015. Please revise your narrative disclosures to describe the material terms of these grants pursuant to Item 402(o)(4) of Regulation S-K. Furthermore, we note your disclosure regarding the valuation of option awards in the last sentence on page 36. Please expand to disclose the assumptions made in the valuation of stock and option awards in accordance with Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi). In this regard, we note your disclosure in Note 17 to the audited financial statements.

March 25, 2016

Response: To address the Staff’s comment, the Company has included on page 41 of the Amendment a revised summary compensation table and narrative disclosure to the summary compensation table.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 38

11.	You disclose that Faneuil has two contracts with Harland Clarke to provide it with call center services. Please file these contracts as exhibits in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K or advise.

Response: To address the Staff’s comment, the Company has filed with the Amendment as Exhibits 10.5 and 10.6 the Master Services Agreement by and between Faneuil and Scantron, Corporation, doing business as Harland Technology Services, and the Staffing Services Agreement by and between Faneuil and Harland Clarke Corp.

Item 8. Legal Proceedings, page 39

12.	You disclose information about a pending legal proceeding. Please revise to also disclose the factual basis of the proceeding and the relief sought in accordance with Item 103 of Regulation S-K. In the alternative, please tell us why further disclosure is not required.

Response: To address the Staff’s comment, the Company has included on page 46 of the Amendment the following disclosure regarding the pending legal proceeding:

“Faneuil is also named as a defendant in a proposed class action filed in the United States District Court for the Eastern District of Virginia. The case, styled Brown, et. al., v. Transurban USA, Inc., et. al., was filed on April 15, 2015, alleging that Transurban USA, Inc. (“Transurban”), an express lane operator in Virgina, and its debt collection agents Faneuil and Law Enforcement Systems, LLC (“LES” and together with Transurban and Faneuil, the “Defendants”), violated state and federal law in assessing and seeking to collect administrative fees and penalties for unpaid tolls on express lanes operated by Transurban. Specifically with regards to Faneuil, plaintiffs allege that (i) the Defendants knowingly received and retained wrongful benefits as a result of their wrongful conduct in conscious disregard of plaintiffs’ rights, (ii) the Defendants violated the Maryland Consumer Protection Act and the Virginia Consumer Protection Act, by engaging in unlawful, unfair, and deceptive trade practices, (iii) the Defendants knowingly interfered with plaintiffs’ contractual relationship with the E-ZPass entities under the E-ZPass contracts and (iv) that Faneuil and LES violated the Fair Debt Collection Practices Act (“FDCPA”) by making false and misleading representations, by engaging in unfair and abusive debt collection practices and by attempting to collect knowingly excessive and inflated fines and fees.

Plaintiffs have sought six forms of relief, including to (1) declare Defendants’ fee policies and collection methods to be wrongful, unfair, and unconscionable, and enjoin any such future collections; (2) order restitution of fees and penalties paid by Plaintiffs to Defendants; (3) order disgorgement of ill-gotten gains derived from Defendants’ conduct; (4) award actual damages; (5) award punitive and exemplary damages; and (6) award pre-judgment interest and costs as applicable.

March 25, 2016

On November 2, 2015, the United States District Court for the Eastern District of Virginia dismissed all claims against Faneuil except for the (i) tortious interference with contract and (ii) violation of the FDCPA claims. Faneuil and the other Defendants have reached a tentative settlement with the plaintiffs and are working on finalizing a settlement agreement for presentation to the court. While the outcome of the action and the proposed settlement noted above cannot be predicted with certainty, we believe that the risk of a material adverse impact is remote.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity….page 40

13.	Your disclosures indicate that you have compensation plans under which your common stock is authorized for issuance. Please revise to disclose the information required under Item 201(d) of Regulation S-K. In this regard, we note your disclosure in Note 17 to your audited financial statements.

Response: The Company has noted the Staff’s comment and respectfully advises the Staff that the Company does not have any compensation plans under which the Company’s common stock is authorized for issuance. Options to purchase the Company’s common stock are issued on an ad hoc basis by the Company’s board of directors. Note 17 to the audited financial statements refers to an equity compensation plan of Faneuil, the Company’s subsidiary, not the Company itself.

Item 10. Recent Sales of Unregistered Securities, page 40

14.	You disclose in Note 4 to your audited financial statements that you executed two separate private placements in 2014 in connection with the acquisition of Carpets. Please revise to disclose information about these sales in accordance with Item 701 of Regulation S-K.

Response: To address the Staff’s comment, the Company has included on page 47 of the Amendment the following disclosure regarding the private placements executed in connection with the acquisition of Carpets:

On April 8, 2014, J. Deal Partnership I, LP purchased 700,000 shares of common stock of in a private placement for an aggregate consideration of $1,120,000.

On April 7, 2014, IsZo Capital LP, a Delaware limited partnership purchased 700,000 shares of common stock of ALJ in a private placement for an aggregate consideration of $1,120,000.

15.	We note your disclosures regarding stock-based compensation that your executive officers and directors have received. Please revise to disclose information about these sales, including the exemption from registration claimed, in accordance with Item 701 of Regulation S-K.

Response: To address the Staff’s comment, the Company has included on page 47 of the Amendment the following disclosure regarding stock-based compensation that its executive officers and directors have received:

On August 27, 2013, the Board granted a fully vested option to purchase 1,000,000 shares of our common stock to Jess Ravich, our Executive Chairman, and an option to purchase 175,000 shares of our common stock to Hal Byer, a director, in consideration of their efforts related to the Faneuil acquisition. The exercise price for each such option is $1.00 and each option expires on October 18, 2020.

March 25, 2016

On October 18, 2013, the board of directors of Faneuil granted Ms. Van Buren, a director of the Company and Faneuil, an option to purchase 60,000 shares of Faneuil’s common stock under the Plan. Such option vested with respect to one-third of the shares subject to the option on October 18, 2013, one-third on October 18, 2014 and the remaining one-third vested on October 18, 2015, conditioned on Ms. Van Buren’s continuous service to Faneuil. The exercise price for such option is $30.43 per share. Such option was canceled on July 10, 2015.

On December 19, 2013, the Board granted an option to purchase 100,000 shares of our common stock to T. Robert Christ, our Chief Financial Officer. Such option vests and becomes exercisable monthly on a pro rata basis over three years. The exercise price for such option is $1.60 per share. Such option expires on December 18, 2023.

Pursuant to the director compensation program adopted in July 2014, each member of the Board of Directors received annual compensation of $35,000 to be made up of either cash, restricted common stock or a combination of both, at the director’s election. We issued 80,099 restricted shares to our directors on July 21, 2014, with a fair market value of approximately $239,000, pursuant to this program.

On August 14, 2015, the Board granted options to purchase 100,000 shares of our common stock to Kevin Hayden, Phoenix’s COO. The exercise price for such option is $4.27 and the option vests in three equal annual installments on October 1, 2016, 2017, and 2018, subject to continued service. Such option automatically vests and becomes exercisable in full upon certain involuntary terminations. The option expires on August 13, 2025.

On August 14, 2015, the Board granted options to purchase 250,000 shares of our common stock to Marc Reisch, Phoenix’s Chairman. The exercise price for such option is $4.27 and the option vests in three equal annual installments on October 1, 2016, 2017, and 2018, subject to continued service. Such option automatically vests and becomes exercisable in full upon certain involuntary terminations. The option expires on August 13, 2025.

On August 3, 2015, the Board granted fully vested options to purchase 350,000, 100,000 and 50,000 shares of our common stock to Jess Ravich, our Executive Chairman, Rae Ravich, a director, and T. Robert Christ, our CFO, in consideration of their efforts related to the Phoenix acquisition. The exercise price for each such option is $4.00 per share and each option expires on August 3, 2022.

Item 13. Financial Statements and Supplementary Data

General

16.	Please update your financial statements and related disclosure to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

Response: As required by Regulation S-X, the Company has included in the Amendment unaudited interim financial statements as of and for the three months ended December 31, 2015 and for the three months ended December 31, 2014. The Company has also updated the disclosures beginning on page 19 of the Amendment in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to reflect the Company’s financial condition and results of operations as of and for the three months ended December 31, 2015 and for the three months ended December 31, 2014.

March 25, 2016

Note 2. Nature of Operation and Summary of Significant Accounting Policies

Revenue Recognition

Faneuil, page F-11

17.	We note that revenue from non-refundable up-front payments attributable to contract implementation is recognized over the initial term of the contract. Please tell us whether the setup fees have standalone value. Refer to ASC 605-25-25-5(a). If they do not have standalone value, please tell us how you determined that recognition of revenue over the contract term is appropriate. Refer to footnote 39 of SAB Topic 13A3.f. As part of your response, please quantify for the periods presented the amount of revenue recognized from non-refundable up-front payments.

Response: Faneuil’s non-refundable up-front payments (“Implementation Fees”) cover start-up costs associated with a new contract (e.g., capital equipment, leasehold improvements, and customer initial training) required to provide contractual services to the customer. Implementation Fees do not have stand-alone value; they are not sold separately by Faneuil or another vendor. The customer cannot resell the goods and services received during the implantation phase of the contract because Faneuil retains legal title to all capital equipment and leasehold improvements. Faneuil provides all customers with the choice of (i) paying Implementation Fees and a lower fee as contractual services are provided, or (ii) paying no Implementation Fee and a higher fee as contractual services are provided. Two out of thirty customers, or approximately seven percent, pay Implementation Fees. Implementation Fees are, therefore, combined with other contractual fees as a single unit of accounting in accordance with ASC 605-25-25-5(a).

We determine the expected life of our customer relationships based on past experience with our own similar contracts, or absent our own past experience, based on the experience of others serving these customers, or the nature of the services to be provided.

For each of the two contracts we determined the expected life of the customer relationship was no longer than the contract period. We have revised our revenue recognition policy footnote to make clear that our policy is to defer revenue from implementation fees over the longer of the life of the customer relationship or the contract period.

Revenue recognized from Implementation Fees was $2,343,240 and $6,379,840 for the years ended September 30, 2015 and 2014, respectively.

Note 16. Income Taxes, page F-26

18.	Please revise to provide a reconciliation for 2014 of the reported amount of income tax expense to what would result from applying the applicable statutory federal income tax rates to pretax income (loss) from continuing operations. Refer to ASC 740-10-50-12.

Response: The Company has revised the disclosure related to ASC 740-10-50-12 on page F-40 of the Amendment to include the tabular reconciliation requested by the Staff.

March 25, 2016

ALJ Regional Holdings, Inc. and Subsidiaries Unaudited Pro Forma Condensed Combined Statement of Operations,

19.	Please revise to remove adjustment (e). In this regard, we note that the adjustment to remove the historical goodwill impairment is not directly attributable to the acquisition of Phoenix. See Article 11 of Regulation S-X for guidance.

Response: The Company respectfully advises the Staff that it believes that adjustment (e) is appropriate. In accordance with the criteria in Rule 11-02(b)(6) of Regulation S-X, pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal period presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. The unaudited pro forma condensed combined statement of operations reflects adjustments to present information as if the Phoenix acquisition occurred on January 4, 2015, which include recording the acquired Phoenix net assets at fair value in accordance with the FASB ASC 805 Business Combinations, negating the need for Phoenix’s impairment charge during the period from January 4, 2015 through August 8, 2015. Because this nonrecurring charge is directly impacted by the transaction, Phoenix’s historical impairment charge recorded in the period from January 4, 2015 through August 8, 2015 was eliminated in the pro forma income statement.

We note that Rule 11-02(b)(8)2 states “For a business combination, pro forma adjustments for the income statement shall include amortization, depreciation and other adjustments based on the allocated purchase price of net assets acquired.” The pro forma adjustment was made to remove the impairment charge (an “other adjustment”) as it is not “based on the allocated purchase price of net assets acquired.”

*        *         *

Thank you for your attention to the Company’s responses to the Staff’s comments. If you have any further questions or comments regarding this submission, please contact me at +1-650-838-3772 or chris.forrester@shearman.com.

Very truly yours,

/s/ Christopher Forrester
Christopher Forrester
Shearman & Sterling LLP

Enclosures

cc:	T. Robert Christ, ALJ Regional Holdings, Inc.

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